April 30, 2007

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending March 31, 2007 - Summary of Activities and Expenditures

MUSONGATI PROJECT (BURUNDI) – Nickel, Copper, Cobalt, Platinum Group Metals

The Company has responded to two price queries during the quarter and has made a market release on the fact that the political situation has improved in Burundi and that there have been some major investors indicate their interest in the Company and the project.

LAC PANACHE PROJECT (CANADA) – Nickel, Copper, Cobalt, Platinum Group Metals, Canada

A consulting group in Canada is currently compiling an exploration program and is currently analysing the data produced from the IP geophysical survey finalized late in 2006.

FISH CREEK PROJECT (CANADA)  – Nickel, Copper, Cobalt, Platinum Group Metals, Canada

No exploration was completed during quarter, however the same consulting group from Canada is reviewing the current data and planning a future program.

INVESTIGATION OF NEW OPPORTUNITIES

Argosy has continued to assess new opportunities in Africa and Canada.

The information in this report that relates to Exploration Results is based on information compiled by a Member of the Australasian Institute of Mining and Metallurgy and a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

+ See chapter 19 for defined terms.

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Appendix 5B  Page 1

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
Argosy Minerals Inc

ABN	Quarter ended (“current quarter”)
ARBN 073 391 189	31 March 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter Canadian $,000	Year to date (3 months) $,000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	(38) (179)	(38) (179)
1.3	Dividends received
1.4	Interest and other items of a similar nature received	19	19
1.5	Interest and other costs of finance paid
1.6	Income taxes paid
1.7	Other (provide details if material)
	Net Operating Cash Flows	(198)	(198)
Cash flows related to investing activities
1.8	Payment for purchases of: (a)prospects (b)equity investments (c) other fixed assets
1.9	Proceeds from sale of: (a)prospects (b)equity investments (c)other fixed assets	1	1
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other (provide details if material)
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(197)	(197)

+ See chapter 19 for defined terms.

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1.13	Total operating and investing cash flows (brought forward)	(197)	(197)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings
1.17	Repayment of borrowings
1.18	Other- share issue expenses
1.19	Other
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(197)	(197)
1.20	Cash at beginning of quarter/year to date	2,356	2,356
1.21	Exchange rate adjustments to item 1.20	1	1
1.22	Cash at end of quarter	2,160	2,160

The Year to date in this report is for 3 months and shown in Canadian dollars.  The cash at the end of the quarter is equivalent to Australian dollars $2,342

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	86
1.24	Aggregate amount of loans to the parties included in item 1.10	-
1.25	Explanation necessary for an understanding of the transactions
	Consulting fees, salaries and super.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Not Applicable
2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
Not Applicable

+ See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A’000
4.1	Exploration and evaluation	$320
4.2	Development	-
	Total	$320

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
5.1	Cash on hand and at bank	149	317
5.2	Deposits at call	2.011	2,039
5.3	Bank overdraft		-
5.4	Other		-
	Total: cash at end of quarter (item 1.22)	2,160	2,356

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		Nil
6.2	Interests in mining tenements acquired or increased		Nil

+ See chapter 19 for defined terms.

Appendix 5B  Page 4

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Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)	Nil	Nil
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil
7.3	+Ordinary securities	95,969,105	95,969,105
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options Unlisted Staff Director’s	350,000 5,750,000	Nil Nil	Exercise price (Note(1) Aus 10 cent Aus 10 cent	Expiry 25 May 11 25 May 11
7.8	Issued during quarter
7.9	Exercised during quarter
7.10	Expired during quarter – Staff	1,000,000	Nil	10 cents	23 May 11
7.11	Debentures (totals only)

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

+ See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

Date:

   27 April 2007

__________________________________

(Company Secretary / Director)

Print name:

Malcolm Smartt

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

Issued and quoted securities  The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4

The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Appendix 5B  Page 6

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